Exhibit 99.2

SciSparc Initiated Its Clinical Trial with SCI-210 in Pediatrics with Autism Spectrum Disorder

TEL AVIV, Israel, Sept. 29, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare disease of the central nervous system, today announced the initiation of a pivotal clinical trial for its drug candidate, SCI-210, at the Soroka University Medical Center. SCI-210 is designed to help control symptoms of Autism Spectrum Disorder (“ASD”) and is an innovative proprietary combination of cannabidiol (“CBD”) and SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of its proprietary CannAmide™.

The study will evaluate the safety, tolerability, and efficacy of SCI-210, in comparison to CBD monotherapy in treating ASD. Designed as a randomized, double-blind, placebo-controlled trial with a cross-over study, the trial will span 20 weeks and involve 60 children between 5-18 years old. The trial’s primary efficacy endpoints include three rigorous assessments: the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire; the Clinical Global Impressions-Improvement (CGI-I) scale, administered by healthcare professionals; and the determination of the effective therapeutic dosage.

Oz Adler, Chief Executive Officer of SciSparc weighed in on the significance of the trial, stated, “The initiation of this clinical trial signifies a major leap forward in our collective effort to understand and effectively treat ASD. Partnering with the National Autism Research Center, Israel’s foremost authority on autism research, underscores our unwavering commitment to scientific rigor and patient safety. Our goals are to create an effective and safe treatment for ASD and to improve the quality of life for these children and their families. We are optimistic that SCI-210 could be a game-changer in ASD treatment.”

The trial was designed in collaboration with the National Autism Research Center, Israel’s leading institution for autism research.

The Soroka University Medical Center, one of the most prestigious healthcare institutions in Israel, will host the study. This location offers an advanced clinical setting, coupled with a multidisciplinary team of experts in neurology and developmental disorders, which the Company believes demonstrates the trial’s high scientific and ethical standards.

ASD is a neurodevelopmental condition that profoundly impacts social interaction and communication skills. The term “spectrum” in Autism Spectrum Disorder encapsulates the wide array of symptoms and severity levels associated with this complex condition.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: the goals and objectives of the SCI-210 clinical trial; and the Company’s optimism that SCI-210 could be a game-changer in ASD treatment. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055